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                                                                 Exhibit (e)(10)

                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343

                                                                October 18, 2000

Dear Fellow Shareholders:

     By now you should have received the documents, directly or from your broker, that will allow you to tender your Rainforest Cafe shares for the $3.25 per share in cash offered by Landry's Seafood Restaurants, Inc.

                             LANDRY'S OFFER IS FAIR

     In considering whether or not to tender your shares into Landry's tender offer, we ask you to keep the following in mind:

- Landry's is Paying Fair Value. Rainforest's Schedule 14D-9 contained an opinion dated as of September 26, 2000, of Rainforest's financial advisor, U.S. Bancorp Piper Jaffray, which stated that THE $3.25 OFFER PRICE IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE SHAREHOLDERS OF RAINFOREST. ADDITIONALLY, THE BOARD OF DIRECTORS OF RAINFOREST HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS TENDER THEIR RAINFOREST SHARES INTO LANDRY'S OFFER.

- Future Lease Obligations. Rainforest has entered into long-term lease obligations to build its chain of restaurants, which represent a total liability of approximately $175 million. These obligations must ultimately be paid for and represent a significant liability to Rainforest, with some becoming immediately due if Rainforest closes restaurants. ABSENT A SUCCESSFUL TURNAROUND EFFORT, OUR ANALYSIS INDICATES THAT IT MAY BE NECESSARY TO CLOSE AS MANY AS 20 RESTAURANTS.

- Rainforest's Financial Condition. Rainforest has previously announced disappointing financial results in the last three fiscal quarters. In addition, based on its current obligations, Rainforest's cash position is anticipated to fall below $12 million in fiscal 2000 from $35 million at the end of the last fiscal year. Because of the difficult business trends Rainforest is experiencing, Rainforest may not have access to third party financing. AS A RESULT, OUR ABILITY TO DEVELOP AND GROW RAINFOREST'S BUSINESS AS AN INDEPENDENT COMPANY IS SIGNIFICANTLY RESTRICTED.

- Rainforest's Eroding Profit Margin. As previously disclosed, continued decreases in comparable same store sales, particularly in Rainforest's mall locations, are eroding Rainforest's profit margins. THESE ERODING PROFIT MARGINS HAVE BEEN REFLECTED IN OUR RECENT DECREASE IN FORECASTED EARNINGS AND CAN BE EXPECTED TO ADVERSELY AFFECT THE VALUE OF RAINFOREST SHARES IF RAINFOREST REMAINS AN INDEPENDENT COMPANY.

                    RAINFOREST TO SWIB: "THERE YOU GO AGAIN"

     We understand you may have received additional letters or information from the State of Wisconsin Investment Board ("SWIB"), a Rainforest Cafe shareholder, which has publicly stated its objection to the offer presented by Landry's. In their letters, materials and news releases, SWIB has made vague statements about why they oppose the Landry's offer and what they plan to do about it. Let me quickly point out the facts and information we have provided the media and others who have been confused by SWIB's nebulous claims:

-- SWIB believes that the offer from Landry's is too low. Yet, when we met with SWIB and presented their representatives with our current financial situation and projections, SWIB COULD NOT OFFER A SINGLE JUSTIFICATION FOR THEIR POSITION.

-- We were surprised to read in one of SWIB's statements that they are "considering several specific steps to increase the value of Rainforest shares," and that they are "meeting with the company." To date, we have not received anything other than what they have told you--that they disagree with the offer. NO SOLID BUSINESS IDEAS, SUGGESTIONS OR PROPOSALS FROM SWIB HAVE CROSSED OUR DESKS AND WE PRESENTLY HAVE NO FURTHER MEETINGS SCHEDULED WITH SWIB.
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-- SWIB has tried to lay blame on our Shareholder Rights Plan, claiming that it acts as a deterrent that prevents them or anyone from "taking action to protect their rights." Their claim is insincere. WE HAVE REPEATEDLY ASSURED SWIB THAT NOTHING IN OUR SHAREHOLDER RIGHTS PLAN OR OUR MERGER AGREEMENT WITH LANDRY'S PREVENTS THEM OR ANYONE ELSE FROM TALKING TO OTHER SHAREHOLDERS OR FROM MAKING A BETTER OFFER FOR RAINFOREST.

-- SWIB has asked us to seek a delay in the Landry's transaction to allow them more time to explore their options. Our Board has met and fails to see how requesting a delay from Landry's would be in the best interests of you, our shareholders.

-- SWIB suggests that the delay in our annual shareholders meeting shows a lack of concern for our shareholders. In fact, as SWIB is well aware, we had an annual meeting scheduled for November 8th. That meeting has been delayed pending your decision on the Landry's offer.

                    RAINFOREST TO SWIB: "SHOW US THE MONEY"

     Here's the bottomline as it relates to SWIB: Despite their continuing rhetoric, SWIB HAS FAILED TO PROVIDE RAINFOREST CAFE SHAREHOLDERS WITH ANY BETTER PROPOSAL THAN THAT SET FORTH BY LANDRY'S. Remember, that when Landry's first merger agreement with Rainforest was terminated earlier this year--a transaction also opposed by SWIB--our stock fell 50%. Prior to the announcement of Landry's tender offer, our stock was trading at $2-1/32.

     You may be receiving more communications from SWIB in the future. Unless SWIB presents a superior offer, we suggest you take SWIB's communications for what they are: rhetoric.

     We can consider and agree to a superior proposal for Rainforest. Until one is presented to us, we believe that the Landry's transaction offers our shareholders with a preferred alternative to the uncertainties in our business. We encourage you to consider the offer from Landry's and tender your shares by October 27th.

     If you need additional information or have any questions that need to be answered before October 27th, please submit your request to my attention or to Robert Hahn, CFO, and we will answer you by fax or e-mail.

                                            Sincerely,

                                            /s/ Lyle Berman
                                            ------------------------------------
                                            Lyle Berman,
                                            Chairman and CEO

     IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN TENDERING YOUR SHARES,
           PLEASE CONTACT THE INFORMATION AGENT FOR THE TENDER OFFER:

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